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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    IBP, INC.
                            (Name of Subject Company)

                                    IBP, INC.
                      (Name of Person(s) Filing Statement)

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                     Common Stock, Par Value $0.05 Per Share
                         (Title of Class of Securities)

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                                    449223106
                      (CUSIP Number of Class of Securities)

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                              SHEILA B. HAGEN, ESQ.
                                 General Counsel
                                    IBP, inc.
                             800 Stevens Port Drive
                             Dakota Dunes, SD 57049
                            Telephone: (605) 235-2061

   (Name, Address and Telephone Number of Person authorized to Receive Notice and Communication on behalf of the Person(s) Filing Statement)

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                                 With a copy to:

                              SETH A. KAPLAN, ESQ.
                         Wachtell, Lipton, Rosen & Katz
                                51 W. 52nd Street
                               New York, NY 10019
                                 (212) 403-1000

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  |_|Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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            This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (as amended hereby, the "Schedule 14D-9") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tyson Foods, Inc. ("Tyson") to purchase the number of outstanding shares of common stock, par value $.05 per share (the "Shares"), of IBP, inc., a Delaware corporation ("Company"), which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2000 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

            On January 1, 2001, the Company issued a press release announcing that it had entered into a definitive merger agreement with Tyson. Under the terms of the agreement, Tyson will acquire all of the outstanding Shares pursuant to the Offer, a stock exchange offer and a merger. The Company announced that Tyson would increase the price to be paid in its Offer to $30.00 in cash per share. The Company also announced that Tyson would commence promptly an exchange offer for all Shares not purchased in the Offer (the "Exchange Offer"), in which Tyson would offer to exchange, for each outstanding Share not owned by Tyson, a number of shares of Tyson Class A Common Stock having a value of $30.00, so long as the average per share price of Tyson Class A Common Stock during the fifteen trading day period ending on the second trading day before the expiration date of the Exchange Offer is at least $12.60 and no more than $15.40. If the average per share price of Tyson Class A Common Stock is less than $12.60, then each Share tendered in the Exchange Offer will be exchanged for 2.381 shares of Tyson Class A Common Stock. If the average per share price of Tyson Class A Common Stock is more than $15.40, then each Share tendered in the Exchange Offer will be exchanged for 1.948 shares of Tyson Class A Common Stock. A copy of the press release is filed herewith as Exhibit (a)(1) and the information set forth in the press release is incorporated herein by reference. A copy of the merger agreement is filed herewith as Exhibit (e)(3) and the information set forth in the merger agreement is incorporated herein by reference.



ITEM 9:  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibits

            (a)(1)  Press release issued by the Company dated January 1, 2001.

            (e)(3) Agreement and Plan of Merger among the Company, Tyson and Purchaser, dated January 1, 2001.

      This document and the exhibits attached hereto may contain "forward-looking" statements within the meaning of the federal securities laws. Forward-looking statements are subject to risk and uncertainties that could cause actual results to differ materially from those expressed in, or implied

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by, the statements.  The following factors, among others, could cause actual results to differ materially from those expressed in, or implied by, the statements: the risks that Tyson's and the Company's businesses will not be integrated successfully, the risk that Tyson and the Company will not realize estimated synergies, costs relating to the proposed transaction, the availability and prices of live hogs, live cattle, raw materials and supplies, product pricing, the competitive environment and related market conditions, operating efficiencies, access to capital, actions of domestic and foreign governments and other factors discussed in Tyson's and the Company's respective filings with the Securities and Exchange Commission.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2001                IBP, inc.



                                       By:/s/ Larry Shipley
                                          -----------------------------
                                          Name: Larry Shipley
                                          Title: Chief Financial Officer

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                                  EXHIBIT INDEX

Exhibit

(a)(1)  Press release issued by the Company dated January 1, 2001.

(e)(3) Agreement and Plan of Merger among the Company, Tyson and Purchaser, dated January 1, 2001.